UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                           ART TECHNOLOGY GROUP, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              CUSIP NO. 458727 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

James H. Dennedy                           Richard S. Rofe
Mitchell-Wright Technology Group, LLC      Mitchell-Wright Technology Group, LLC
8060 Montgomery Road, Suite 205            185 Great Neck Road, Suite 460
Cincinnati, OH 45236                       Great Neck, NY 11020
--------------------------------------------------------------------------------

(513) 792-5100                             (516) 466-5258


--------------------------------------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                 August 18, 2004
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

     If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 2 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         SSH Partners I, LLP

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 3 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright Technology Group, LLC                        41-2142179


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 4 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright, LLC


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 5 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         James Dennedy


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         PF/AF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        145,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        145,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         145,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 6 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Partners, L.P.


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        36,477
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        36,477
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,477

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 7 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Capital Management, LLC


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       36,477
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       36,477
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,477

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 8 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Richard Rofe


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        171,977
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        171,977
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         171,977

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 9 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                                                  20-0870632


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        604,453
                                               ---------------------------------
                                               (9)      Sole Dispositive Power


                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        604,453
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         604,453

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.8%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 10 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value & Opportunity Fund, LLC


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)     Sole Voting Power
Reporting Person with:
                                                       0
                                               ---------------------------------
                                               (8)     Shared Voting Power

                                                       3,173,383
                                               ---------------------------------
                                               (9)     Sole Dispositive Power

                                                       0
                                               ---------------------------------
                                               (10)    Shared Dispositive Power

                                                       3,173,383
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,173,383

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         4.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 11 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,777,836
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,777,836
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,777,836

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.1%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 12 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,777,836
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,777,836
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,777,836

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.1%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 13 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,777,836
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,777,836
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,777,836

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.1%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 14 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,777,836
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,777,836
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,777,836

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.1%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 15 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,777,836
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,777,836
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,777,836

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.1%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 16 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,777,836
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,777,836
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,777,836

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.1%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 17 OF 29 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss


--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        0
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        3,777,836
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        0
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        3,777,836
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,777,836

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.1%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of the Common Stock, par value $0.01 per share ("Common Stock"), of Art Technology Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the issuer are located at 25 First Street, Cambridge, Massachusetts 02141.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c), (f)

This Statement is filed by a group consisting of SSH Partners I, LP, Mitchell-Wright Technology Group, LLC, Mitchell-Wright, LLC, James Dennedy, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Richard Rofe, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, and Thomas W. Strauss (collectively, the "Reporting Persons").

SSH Partners I, LP, is a Delaware limited liability engaged in investing in undervalued companies especially those in enterprise software or other technology businesses and taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of SSH Partners I, LP is 8060 Montgomery Road, Suite 205, Cincinnati, OH 45236.

The general partner of SSH Partners I, LP is Mitchell-Wright Technology Group, LLC, a Delaware limited liability company that is engaged in money management and investment advisory services for third parties. The address of the principal offices of Mitchell-Wright Technology Group, LLC is 8060 Montgomery Road, Suite 205, Cincinnati, OH 45236. The Managing Member of Mitchell-Wright Technology Group, LLC is Mitchell-Wright, LLC, a Delaware limited liability company that was formed for the purpose of being the Managing Member of Mitchell-Wright Technology Group, LLC. The address of the principal offices of Mitchell-Wright, LLC is 8060 Montgomery Road, Suite 205, Cincinnati, OH 45236.The Managing Member of Mitchell-Wright, LLC is James Dennedy.

James Dennedy is a United States citizen whose business address is 8060 Montgomery Road, Suite 205, Cincinnati, OH 45236. Mr. Dennedy's principal occupation is serving as a founding member of Mitchell-Wright, LLC.

Arcadia Partners, L.P. is a Delaware limited partnership engaged in investing in public equities using various strategies. The address of the principal business and principal offices of Arcadia Partners, L.P. is 185 Great Neck Road, Suite 460, Great Neck, NY 11021. Arcadia Capital Management, LLC is the general partner of Arcadia Partners, L.P.

Arcadia Capital Management, LLC is a Delaware limited liability company which was formed to serve as the general partner of Arcadia Partners, L.P. The address of the principal business and principal offices of Arcadia Capital Management, LLC is 185 Great Neck Road, Suite 460, Great Neck, NY 11021. Richard Rofe is the sole member of Arcadia Capital Management, LLC.

Richard Rofe is a United States citizen whose business address is 185 Great Neck Road, Suite 460, Great Neck, NY 11021. Mr. Rofe's principal occupation is serving as a founding member of Mitchell-Wright Technology Group, LLC.

Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC. The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a United States citizen and a managing member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Messrs. Cohen's, Stark's, Solomon's and Strauss' principal occupation is serving as a managing member of Ramius Capital Group, LLC.

(d) - (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchase of Common Stock by the Reporting Persons were made in open market transaction described in the attached Schedule. All such purchases of Common Stock by each of the Reporting Persons other than James Dennedy were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The shares of Common Stock purchased by James Dennedy were purchased with personal funds. The amount of funds expended for such purchases was $172,178 by SSH Partners I, LP, $29,929 by James Dennedy, $40,364 by Arcadia Partners, L.P., $175,234 by Richard Rofe, $443,163 by Parche, LLC, and $3,113,774 by Starboard Value & Opportunity Fund, LLC.

ITEM 4.  PURPOSE OF THE TRANSACTION

The Reporting Persons, each and collectively acting upon the advice of Mitchell-Wright Technology Group, LLC ("MWTG"), acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. In addition, as described below, the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for the possible purpose of exerting influence over the direction of the Company. MWTG's primary interest is to maximize the value of its investment on behalf of the Reporting Persons. MWTG considers the Common Stock to be an attractive investment at the price levels at which the Reporting Person's acquired the shares of Common Stock.

MWTG routinely monitors the performance of the Reporting Persons' investments in the Company. In this connection, the MWTG intends to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, future prospects, competitive outlook and other relevant factors. As part of such evaluations, the MWTG has and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company's affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. MWTG may from time to time develop and recommend to the other Reporting Persons plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, or business of the Company, including a possible sale of the Company.

MWTG has considered and proposed to management that, with respect to the Company and the announced merger with Primus Knowledge Solutions, Inc. ("PKSI"), the Company (i) should commit to more significant cost synergies and (ii) enact changes in the corporate governance in connection with a vote on the proposed transaction. MWTG has voiced its concerns during onsite meetings with management and in separate phone conversations. Further, on August 18, 2004, MWTG sent a letter to Bob Burke highlighting elements of our proposal, a copy of which is attached as Exhibit 2 hereto. MWTG has been and remains concerned with management's ability to execute on a profitable business plan. Management appears unwilling to realign the cost structure with the revenue of the business. The announced acquisition of PKSI gives MWTG further pause. MWTG approached management with an open mind to hear their rationale for the proposed transaction. In response, MWTG offered to share its thoughts and potential actions, which MWTG believes will maximize shareholder value. To date, MWTG has not received an adequate response from the board of directors or management to give MWTG confidence in the merits of management's plan. MWTG believes that the proposed merger with PKSI is an additional management challenge that increases execution risk and that management's plan produces insufficient cost synergies to justify the incremental risk resulting from the combination.

With and apart from the proposed merger with PKSI, MWTG believes that the Company's corporate governance is out of line with the current state of the market thereby preventing shareholders from effectively helping the business succeed. As of the date of this filing, the Reporting Persons advised by MWTG collectively own 5.5% of the Common Stock. As the second largest shareholder group, MWTG believes management and the board has a duty to meet and receive input from the Reporting Persons as shareholders who are expressing their sincere interest in developing solutions that will maximize shareholder value.

Based on available information and discussions with management the Reporting Persons can not, at this time, support the announced merger unless management and the board of directors commit to greater cost synergies and make the proposed changes to corporate governance in connection with the solicitation of votes on the proposed merger.

In connection with these and other plans or proposals that MWTG may develop, MWTG may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding paragraph, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements. MWTG may identify and seek to nominate one or more persons for election to the Company's board of directors.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. However, the Reporting Persons intend to continually review the Company's business affairs, financial position, strategy and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Specifically, the Reporting Persons reserve the right to take actions that relate to or could result in the following:

(a) acquisition or disposition of Common Stock or other securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) a change in the present board or management of the Company;

(e) a change in the present capitalization of the Company;

(f) a material change in the Company's business or corporate structure;

(g) changes in the Company's certificate of incorporation or bylaws to revise or eliminate provisions which may impede the acquisition of control of the Company by any person; or

(h) any action similar to any of those enumerated.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

As of the date hereof, SSH Partners I, LP beneficial owns an aggregate of 125,000 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock presently outstanding based on 73,828,622 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2004, in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2004. In addition, by virtue of the relationships described under Item 2 of this
Schedule 13D, each of Mitchell-Wright Capital Group, LLC, Mitchell-Wright, LLC and James Dennedy may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by SSH Partners I, LP.

As of the date hereof, Mr. Dennedy beneficial owns an aggregate of 145,000 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock presently outstanding. Included in this amount are 20,000 shares of Common Stock owned directly by Mr. Dennedy and the 125,000 shares of Common Stock owned by SSH Partners I, LP in which Mr. Dennedy may be deemed to have an indirect beneficial ownership interest as described above. Mr. Dennedy has sole voting and dispositive power with respect to both the 20,000 shares of Common Stock owned directly by him and the 125,000 shares of Common Stock owned by SSH Partners I, LP by virtue of his authority to vote and dispose of such shares of Common Stock.

Mr. Dennedy, Mitchell-Wright, LLC and Mitchell-Wright Technology Group, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by SSH Partners I, LP, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

As of the date hereof, Arcadia Partners, LP beneficial owns an aggregate of 36,477 shares of Common Stock, representing less than 0.1% of the shares of Common Stock presently outstanding. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Arcadia Capital Management, LLC and Richard Rofe may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Arcadia Partners, LP.

As of the date hereof, Mr. Rofe beneficial owns an aggregate of 171,977 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock presently outstanding. Included in this amount are 135,500 shares of Common Stock owned directly by Mr. Rofe and the 36,477 shares of Common Stock owned by Arcadia Partners, LP, in which Mr. Rofe may be deemed to have an indirect beneficial ownership interest as described above. Mr. Rofe has sole voting and dispositive power with respect to both the 135,500 shares of Common Stock owned directly by him and the 36,477 shares of Common Stock owned by Arcadia Partners, LP by virtue of his authority to vote and dispose of such shares of Common Stock.

Mr. Rofe and Arcadia Capital Management, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by Arcadia Partners, LP, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

As of the date hereof, Parche, LLC beneficially owns an aggregate of 604,453 shares of Common Stock, representing approximately 0.8% of the shares of Common Stock presently outstanding. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., Peter A. Cohen, Morgan B. Stark, Jeffrey
M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Parche, LLC.

As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 3,173,383 shares of Common Stock, representing approximately 4.3% of the outstanding shares of Common Stock. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan

B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC.

Each of Messrs. Cohen, Stark, Solomon and Strauss shares voting and dispositive power with respect to both the 604,453 shares of Common Stock owned by Parche, LLC and the 3,173,383 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC by virtue of their status as joint managing members of C4S & Co., LLC, the Managing Member of Ramius Capital Group, LLC, which in turn is the Managing Member of Admiral Advisors, LLC, which is the Managing Member of both Parche, LLC and Starboard Value & Opportunity Fund, LLC.

Messrs. Cohen, Stark, Solomon, and Strauss, C4S & Co., LLC, Ramius Capital Group, LLC and Admiral Advisors, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by Parche, LLC and Starboard Value & Opportunity Fund, LLC, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Company. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule and are incorporated by reference.

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:        Agreement to Jointly File Schedule 13D.

Exhibit 2: Letter from Mitchell-Wright Technology Group, LLC to Bob Burke dated August 18, 2004.

--------------------------------------------------------------------------------
                                    SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 24, 2004                 SSH Partners I, LP
                                By:   Mitchell-Wright Technology Group, LLC, its
                                      General Partner
                                /s/ James Dennedy
                                ------------------------------------------------
                           By:  James Dennedy
                                Managing Member

August 24, 2004                 Mitchell-Wright Technology Group, LLC
                                By:   Mitchell-Wright, LLC, its Managing Member
                                /s/ James Dennedy
                                ------------------------------------------------
                           By:  James Dennedy
                                Managing Member

August 24, 2004                 Mitchell-Wright, LLC
                                /s/ James Dennedy
                                ------------------------------------------------
                           By:  James Dennedy
                                Managing Member

August 24, 2004                 /s/ James Dennedy
                                ------------------------------------------------
                                James Dennedy

August 24, 2004                 Arcadia Partners, L.P.
                                By:   Arcadia Capital Management, LLC, its
                                      General Partner
                                /s/ Richard Rofe
                                ------------------------------------------------
                           By:  Richard Rofe
                                Member

August 24, 2004                 Arcadia Capital Management, LLC
                                /s/ Richard Rofe
                                ------------------------------------------------
                           By:  Richard Rofe
                                Member

August 24, 2004                 /s/ Richard Rofe
                                ------------------------------------------------
                                Richard Rofe

August 24, 2004                 Parche, LLC
                                By:   Admiral Advisors, LLC, its managing member
                                /s/ Jeffrey M. Solomon
                                ------------------------------------------------
                           By:  Jeffrey M. Solomon
                                Authorized Signatory

August 24, 2004                 Starboard Value & Opportunity Fund, LLC
                                By:   Admiral Advisors, LLC, its managing member
                                /s/ Jeffrey M. Solomon
                                ------------------------------------------------
                           By:  Jeffrey M. Solomon
                                Authorized Signatory

August 24, 2004                 Ramius Capital Group, LLC
                                By:   C4S & Co., LLC, its Managing Member
                                /s/ Jeffrey M. Solomon
                                ------------------------------------------------
                           By:  Jeffrey M. Solomon
                                Authorized Signatory

August 24, 2004                 C4S & Co., LLC
                                /s/ Jeffrey M. Solomon
                                ------------------------------------------------
                           By:  Jeffrey M. Solomon
                                Authorized Signatory

August 24, 2004                 /s/ Peter A. Cohen
                                ------------------------------------------------
                                Peter A. Cohen

August 24, 2004                 /s/ Morgan B. Stark
                                ------------------------------------------------
                                Morgan B. Stark

August 24, 2004                 /s/ Jeffrey M. Solomon
                                ------------------------------------------------
                                Jeffrey M. Solomon

August 24, 2004                 /s/ Thomas W. Strauss
                                ------------------------------------------------
                                Thomas W. Strauss

                                    SCHEDULE

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Person during the past 60 days. All transactions were effectuated in the open market through a broker.

SSH Partners I, LP
------------------

                            Number of Shares
Date                        Purchased/(Sold)                Price Per Share(1)
----                        ----------------                ------------------
8/11/2004                             25,000                 $           0.82

Parche, LLC
-----------

                            Number of Shares
Date                        Purchased/(Sold)                Price Per Share(1)
----                        ----------------                ------------------
8/12/2004                             13,428                 $           0.76
8/12/2004                           501,021                  $           0.70
8/12/2004                             11,392                 $           0.79
8/16/2004                             11,360                 $           0.77
8/17/2004                               4,000                $           0.80
8/17/2004                               7,152                $           0.81
8/18/2004                             12,016                 $           0.88
8/19/2004                             33,256                 $           0.94
8/20/2004                             10,828                 $           0.95

Starboard Value and Opportunity Fund, LLC
-----------------------------------------

                            Number of Shares
Date                        Purchased/(Sold)                Price Per Share(1)
----                        ----------------                ------------------
7/2/2004                             193,704                 $           1.06
7/2/2004                             140,514                 $           1.04
7/6/2004                              16,800                 $           1.07
7/6/2004                              15,490                 $           1.08
7/7/2004                              31,500                 $           1.06
7/7/2004                              84,634                 $           1.08
7/8/2004                              84,000                 $           1.06
7/8/2004                              70,021                 $           1.07
7/9/2004                              42,000                 $           1.10
7/9/2004                               5,796                 $           1.09
7/12/2004                             42,000                 $           1.06
7/12/2004                              6,539                 $           1.08
7/13/2004                             23,273                 $           1.07
7/14/2004                             40,337                 $           1.07
7/14/2004                             25,200                 $           1.07
7/15/2004                             21,000                 $           1.07
7/16/2004                             63,000                 $           1.09
7/16/2004                              1,035                 $           1.08
7/19/2004                             47,488                 $           1.05
7/20/2004                             54,524                 $           1.04

7/21/2004                             82,354                 $           1.02
7/22/2004                            195,216                 $           1.01
7/23/2004                             52,080                 $           1.03
7/26/2004                             23,411                 $           1.01
7/27/2004                             84,000                 $           1.00
7/27/2004                            126,000                 $           0.98
7/28/2004                             23,100                 $           0.93
7/28/2004                             10,878                 $           0.92
7/28/2004                             31,080                 $           0.95
7/29/2004                              6,720                 $           0.93
7/30/2004                              4,200                 $           0.91
7/30/2004                             73,920                 $           0.91
8/2/2004                              25,200                 $           0.89
8/3/2004                              22,680                 $           0.88
8/4/2004                              39,639                 $           0.90
8/5/2004                            590,520                  $           0.93
8/5/2004                              15,120                 $           0.91
8/6/2004                              23,184                 $           0.91
8/9/2004                               6,880                 $           0.89
8/1/2004                             (73,920)                $           0.91
8/1/2004                              73,920                 $           0.91
8/10/2004                             29,929                 $           0.90
8/11/2004                            155,400                 $           0.82
8/12/2004                             70,499                 $           0.76
8/12/2004                             59,808                 $           0.79
8/16/2004                             59,640                 $           0.77
8/17/2004                             21,000                 $           0.80
8/17/2004                             37,548                 $           0.81
8/18/2004                             63,084                 $           0.88
8/19/2004                            174,591                 $           0.94
8/20/2004                             56,847                 $           0.95

Arcadia Partners, LP
--------------------

                            Number of Shares
Date                        Purchased/(Sold)                Price Per Share(1)
----                        ----------------                ------------------
7/7/2004                              10,300                 $           1.06
7/8/2004                                4,700                $           1.05
8/9/2004                                2,500                $           0.89
8/10/2004                               2,477                $           0.89
8/16/2004                               6,500                $           0.78

Richard Rofe
------------

                            Number of Shares
Date                        Purchased/(Sold)                Price Per Share(1)
----                        ----------------                ------------------
6/18/2004                                 600                $           1.26
6/18/2004                                 600                $           1.26

6/18/2004                                 600                $           1.26
6/18/2004                                 700                $           1.26
6/18/2004                                 600                $           1.26
6/23/2004                                (100)               $           1.28
6/23/2004                                (700)               $           1.28
6/23/2004                                (300)               $           1.28
6/24/2004                              (1,500)               $           1.28
6/24/2004                                (700)               $           1.28
6/24/2004                                (300)               $           1.28
7/7/2004                                3,900                $           1.05
7/7/2004                                4,100                $           1.05
7/7/2004                                  400                $           1.05
7/7/2004                                  500                $           1.05
7/7/2004                                  200                $           1.05
7/7/2004                                  100                $           1.05
7/7/2004                                  100                $           1.05
7/7/2004                                  100                $           1.05
7/7/2004                                  200                $           1.05
7/7/2004                                  100                $           1.05
7/7/2004                                  100                $           1.05
7/7/2004                                  200                $           1.05
7/7/2004                                  100                $           1.05
7/7/2004                                  100                $           1.05
7/7/2004                                  800                $           1.05
7/7/2004                                1,000                $           1.05
7/7/2004                                  200                $           1.04
7/7/2004                                  100                $           1.04
7/7/2004                                  100                $           1.04
7/7/2004                                  100                $           1.04
7/7/2004                                  500                $           1.05
7/8/2004                                2,763                $           1.05
7/8/2004                                  100                $           1.05
7/8/2004                                2,137                $           1.05
7/23/2004                                 100                $           0.98
7/29/2004                               4,900                $           0.93
8/2/2004                                4,000                $           0.88
8/2/2004                                  100                $           0.88
8/2/2004                                  100                $           0.88
8/2/2004                                  800                $           0.88
8/9/2004                                  345                $           0.88
8/9/2004                                1,000                $           0.88
8/9/2004                                  100                $           0.88
8/9/2004                                  100                $           0.88
8/9/2004                                  100                $           0.88
8/9/2004                                  500                $           0.88
8/9/2004                                  300                $           0.88
8/9/2004                                  700                $           0.88
8/9/2004                                  500                $           0.88

8/9/2004                                  500                $           0.88
8/9/2004                                  400                $           0.88
8/9/2004                                  100                $           0.88
8/9/2004                                  355                $           0.88
8/9/2004                                5,000                $           0.89
8/13/2004                                 500                $           0.73
8/13/2004                                  67                $           0.73
8/13/2004                               1,100                $           0.73
8/13/2004                               1,000                $           0.73
8/13/2004                               1,500                $           0.73
8/13/2004                                 200                $           0.73
8/13/2004                               1,133                $           0.73
8/18/2004                                 800                $           0.89
8/18/2004                                 100                $           0.89
8/18/2004                               2,700                $           0.89
8/18/2004                                 300                $           0.89
8/18/2004                                 600                $           0.89
8/20/2004                                 100                $           0.90
8/20/2004                                 100                $           0.90
8/20/2004                                 100                $           0.90
8/20/2004                                 100                $           0.90
8/20/2004                                 100                $           0.89





(1) Excludes commissions and other execution-related costs.